Monthly Report - March, 2016

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					        Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $        (856,902)       19,054,342
Change in unrealized gain (loss) on open            1,075,968        2,151,323
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury                   0                0
      obligations
   Change in unrealized gain (loss) from U.S.          57,777          187,823
      Treasury obligations
Interest Income 			               58,440          168,211
Foreign exchange gain (loss) on margin deposits       176,048          155,660
				                 ------------    -------------
Total: Income 				              511,331       21,717,359

Expenses:
   Brokerage commissions 		            1,025,479        3,106,683
   Management fee 			               36,349          108,107
   20.0% New Trading Profit Share 	              (1,268)          381,663
   Custody fees 		       	                9,562            9,563
   Administrative expense 	       	               93,300          290,356
					         ------------    -------------
Total: Expenses 		                    1,163,422        3,896,372
Net Income(Loss)			   $        (652,091)       17,820,987
for March, 2016

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (182,175.665    $     5,907,920    216,391,780    222,299,700
units) at February 29, 2016
Addition of 		 	          8,917        773,923        782,840
575.036 units on March 1, 2016
Redemption of 		 	              0    (2,865,776)    (2,865,776)
(2,367.169) units on  March 31, 2016*
Net Income (Loss)               $         9,702      (661,793)      (652,091)
for March, 2016
         			   -------------   -------------   -----------


Net Asset Value at March 31, 2016
(180,434.249 units inclusive
of 50.717 additional units) 	      5,926,539    213,638,134    219,564,673
				  =============  ============= ==============


		GLOBAL MACRO TRUST March 2016 UPDATE
                      Year to Date     Net Asset
Series	  March ROR	  ROR	    Value per Unit    Units 	 Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1     (0.37)% 	   8.47%  $    1,184.37	  163,515.303 $   193,662,459
Series 2     (0.01)% 	   7.72%  $    1,470.66	        6.799 $         9,999
Series 3       0.00% 	   7.75%  $    1,490.95	   14,144.151 $    21,088,187
Series 4       0.16% 	  10.22%  $    1,735.56	    2,767.996 $     4,804,028

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, co-chairman
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			     411 West Putnam Avenue
			     Suite 305 Greenwich
			     Connecticut 06830-6233




				April 14, 2016
Dear Investor:


Following a month of volatile trading, the Trust was basically flat in March as gains from trading foreign exchange forwards and stock index futures offset losses from trading interest rate and commodity futures.

As the month unfolded, the likelihood of a near term increase in interest rates by the Federal Reserve diminished, and the U.S. dollar declined, especially against emerging market currencies where interest rates tend to be higher. A stabilization of commodity prices also helped the commodity producing countries. A series of events abroad further encouraged the dollar slippage: Mexico's surprise February 50 basis point hike in official interest rates; the increasing likelihood of an ouster of President Dilma Rousseff in Brazil; an increase in official rates in South Africa; and rising oil prices and high interest rates supporting the Russian ruble. Consequently, short dollar positions against the currencies of Australia, Brazil, Canada, Chile, Columbia, India, Israel, Mexico, New Zealand, Russia, South Africa, Turkey and Singapore were profitable. On the other hand long dollar trades versus the pound, euro, Swiss franc, Swedish krona and Polish zloty were unprofitable.

Equity markets were volatile as questions about global growth and corporate profits--especially in the U.S. and China--weighed on sentiment.
However, with the ECB and PBOC easing policy in March on the heels of BOJ easing earlier this year, and with a speech by Fed Chairman Yellen squashing expectations for a near term Fed rate increase, equity markets moved higher over the latter half of March. Long positions in U.S., Chinese and Hong Kong stock futures were profitable and fractionally outpaced losses from short trades in Korean, Indian South African, Spanish and Japanese futures. A short VIX trade posted a gain.

Interest rates were volatile, rising over the first half of the month as energy prices advanced and as talk about a possible Fed rate hike filtered through the markets. Later, however, after the ECB eased policy further and Chair Yellen squashed rate hike speculations, interest rates eased back. Still, there were fractional losses on long German and Japanese note and bond futures positions that outweighed small gains on long positions in French and Italian bonds and the U.S. two year note.

Despite persistent oversupply of crude oil, energy prices advanced after talk of a potential production freeze led by Saudi Arabia triggered some continued short covering. For example, crude prices continued to rise off the under $30 per barrel lows seen earlier this year to more than $40 per barrel in mid-March. Consequently, short positions in crude oil, RBOB gasoline, heating oil, London gas oil and natural gas generated losses.

Metal prices also vacillated in March, rising early before falling back later. Short positions in industrial and precious metals were fractionally unprofitable.

Finally, short coffee, soybean and wheat trades each registered marginal losses.



    				 Very truly yours,

				       Millburn Ridgefield Corporation
					Harvey Beker, co-Chairman
					George E. Crapple, co-Chairman